Intelligent Buying, Inc.

260 Santa Ana Court

Sunnyvale, CA 94085.

Tel. (408) 744-1001

July 10, 2007

By EDGAR Transmission and by Hand Delivery

Perry Hindin

Special Counsel

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Intelligent Buying, Inc.
Amendment No. 5 to Registration Statement on
Form SB-2
Filed April 11, 2007 File No. 333-133327

Ladies and Gentlemen:

On behalf of Intelligent Buying, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated May 4, 2007, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Determination of Offering Price, page 11

1.

Please update the disclosure throughout your filing to the most recent practicable date. For example, we note you "utilized the price of the most recent sales transaction" which was in March 2006. As other examples, we note the disclosure on page 25 that "Recently, we have enlarged the scope of such activities in the U.S. east coast and we plan to open an office in New York in the reasonably foreseeable future," the disclosure on page 32 that you recorded tie services provided as an expense in the quarter ended June 30, 2006 and the Experts section on page 33.

U.S. Securities and Exchange Commission

July 10, 2007

COMPANY RESPONSE:

All disclosures throughout the document have been updated to the most recent practicable date.

Selected Financial Data. page 23

2.

Please revise to reconcile the accumulated deficit of ($216,884) included in the balance sheet data table with the ($218,884) included in your audited financial statements.

COMPANY RESPONSE:

The number in the data table was a typographical error and has been corrected.

Current and Anticipated Expense, page 25

3.

We note your average monthly expense decreased from $23,944 to $8,750. Please tell us and revise to disclose the reasons for this significant reduction in your monthly expenses.

COMPANY RESPONSE:

We have included a disclosure related to the reasons for the significant reduction in monthly expenses.

Liquidity, page 27

4.

Please reconcile the disclosure in this section that you believe "it is questionable whether it can manage expenditures to generate sufficient cash to support its operations for the next twelve months" with the disclosure in the first sentence of the last risk factor on page 3.

COMPANY RESPONSE:

We have amended the Risk Factor to present language identical to the language in the Liquidity section.

Results of Operations for Comparative Years Ended December 31, 2006 and December 31, 2005, page 29

5.

We noted that the table you provided includes a line item referred to as operating expenses, which is comprised of your cost of sales, selling, general and administrative expense, and interest expense. Please discuss each material item included in your income statement. For example, please tell us and disclose to investors the underlying cause for the increase in selling,

U.S. Securities and Exchange Commission

July 10, 2007

general, and administrative expense from $147,118 to $205,954, a 40% increase. Please note where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed.

COMPANY RESPONSE:

We have further clarified the several reasons for the increase in selling, general and administrative expenses for the year ended December 31, 2006.

6.

We note that your sales to Anchorfree, Inc. accounted for approximately 69% of your sales during the year ended December 31, 2006. We also note that your president and CFO, David Gorodyansky, is the president and your CEO, Eugene Malobrodsky, is the senior vice president of Anchor Free Wireless, Inc. Please tell us if AnchorFree Wireless, Inc. is the same and/or related to Anchorfree, Inc. If so, please revise your financial statements to provide the appropriate related party disclosures. Specifically, revise to disclose the amount of revenue derived from AnchorFree on the face of your statement of operations. Further, all transactions with AnchorFree should be disclosed in a footnote and on the face of the balance sheet and cash flow statements as well as contemplated by Rule 4-08 (k) of Regulation S-X and SFAS 57. Please revise your disclosures accordingly.

COMPANY RESPONSE:

We have amended our disclosures to reflect that Anchorfree, Inc. and AnchorFree Wireless, Inc. are one and the same.  We have also amended our financial statement disclosures by adding Note 7 relative to transactions with Anchorfree.

Certain Relationships and Related Transactions, page 31

7.

Please provide, if applicable, the disclosure required by Item 404 of Regulation S-B concerning the sales to Anchor Free, Inc. We note that your two officers are officers of AnchorFree Wireless, Inc.

COMPANY RESPONSE:

We have revised the financial statements to include the required disclosures under Item 404.

Financial Statements, page F-1

Balance Sheets, page F-2

8.

We note that accounts payable and accrued expenses comprise approximately 87% of your total current liabilities. Please state separately, in the balance sheet or in a note, any item, included in accrued liabilities, which is in excess

U.S. Securities and Exchange Commission

July 10, 2007

of 5 percent of total current liabilities in accordance with Regulation S-X Article 5-02 (20).

COMPANY RESPONSE:

We have included the required disclosure as Note 6 to the financial statements.

Note 1. Significant Accounting Policies, page F-6 General

9.

We note you deleted your revenue recognition and property, plant and equipment policies in your amended document. Please revise to disclose these policies or tell us why such disclosures are not appropriate.

COMPANY RESPONSE:

We have revised our disclosure to include these policies.

Comprehensive Income, page F-6

10.

Please revise your disclosure to appropriately refer to SFAS 130, Reporting Comprehensive Income.

COMPANY RESPONSE:

We have revised the disclosure accordingly.

Net Loss Per Share, page F-6

11.

Please refer to prior comment 7. Please revise the first sentence of your disclosure to appropriately refer to SFAS 128, Earnings per Share.

COMPANY RESPONSE:

We have revised the disclosure accordingly.

12.

Please refer to prior comment 5. We note the last sentence in your discussion regarding diluted loss per share states "the fully diluted loss per share includes the impact of the potential conversion of all of the company's preferred stock to common shares." Please revise your disclosure to reflect the diluted loss per share you reported for the year ended December 31, 2006, which does not appear to include the impact of the preferred shares.

COMPANY RESPONSE:

We believe that no revision is required since the impact is anti-dilutive.

U.S. Securities and Exchange Commission

July 10, 2007

Note 2. Notes Payable — Related Party, page F-7

13.

Please refer to prior comment 10. We note from your response that the $.15 per share conversion price was negotiated on January 2, 2006.  Please tell us how you accounted for the extension of the conversion option on such date. It appears that the conversion price of $ .15 per share was "in-the-money" at the commitment date. We refer you to EITF 98-5.

COMPANY RESPONSE:

In fact, there was no “conversion option” and we do not believe that the shares were “in the money” at the date the exchange was agreed and committed.  We have revised the wording of the Note and the related disclosure in the Form SB-2 to clarify that the Company was committed to issue the shares in exchange for the Notes on January 2, 2007 and that the Company issued the actual share certificates on March 22, 2007 simply because the Company did not have sufficient authorized shares and had yet to engage a transfer agent until March 22, 2007.

General

14.

The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.

COMPANY RESPONSE:

The financial statements have been updated to incorporate financial results through the quarter ended March 31, 2007.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

INTELLIGENT BUYING, INC.

By:

/s/ Eugene Malobrodsky

Eugene Malobrodsky

Chief Executive Officer.